[redacted]

08030069

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51800

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gleacher Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Avenue
(No. and Street)

New York (City) NY (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Trabulsi (212) 418-4296
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard Trabulsi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Gleacher Partners LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

MARIE A. GENTILE
Notary Public, State of New York
No. 4979706
Qualified in Suffolk County
Commission Expires April 8, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLEACHER PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
Gleacher Partners LLC

We have audited the accompanying statement of financial condition of Gleacher Partners LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gleacher Partners LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 25, 2008

GLEACHER PARTNERS LLC

Statement of Financial Condition
December 31, 2007

ASSETS	
Cash and cash equivalents	**$ 5,197,620**
Securities owned, at fair value	**183,662**
Accounts receivable (net of allowance of $52,485)	**418,513**
Due from affiliates	**161,446**
Note receivable from affiliate	**100,000**
Prepaid expenses	**165,396**
	$ 6,226,637
LIABILITIES	
Accrued compensation and benefits	**$ 1,176,757**
Due to affiliates	**37,085**
Accounts payable and accrued liabilities	**283,311**
Deferred revenue	**262,097**
	1,759,250
MEMBER'S EQUITY	**4,467,387**
	$ 6,226,637

See notes to statement of financial condition

NOTE A - ORGANIZATION

Gleacher Partners LLC (the "Company"), a limited liability company, was formed on April 1, 1999. Gleacher Holdings LLC (the "Parent") is the sole member of the Company. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry customer accounts; as such, it claims exemption from SEC Rule 15c3-3 pursuant to Section k(2)(ii) of that rule. The Company provides corporate and investment banking advisory services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Securities transactions:

Securities owned are recorded at fair value on a trade date basis. Securities not readily marketable are valued at fair value as determined by management using various available data.

[3] Cash and cash equivalents:

Cash equivalents consist of operating cash, interest bearing accounts and a government money market account.

[4] Income taxes:

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations.

[5] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

The Company intends to adopt FAS 157 in January 2008 and expects that adoption of FAS 157 will not have a material effect on the Company's statement of financial condition.

NOTE C - DEFERRED REVENUE

Management fees related to the Mezzanine Investment Funds ("Mezzanine") are paid to the Company every six months, in advance. Deferred revenue on the accompanying statement of financial condition represents the unearned portion of these management fees.

NOTE D - REGULATORY REQUIREMENTS

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital based upon the alternative method pursuant to SEC Rule 15c3-3. The Rule requires the maintenance of minimum net capital calculated at the greater of $250,000 or 2% of aggregate debit items. At December 31, 2007, the Company had net capital of $3,426,864 which was $3,176,864 in excess of its required net capital of $250,000.

NOTE E - RETIREMENT PLAN

Employees of the Company may elect to participate in a defined contribution plan which meets the requirements of Section 401(k) of the Internal Revenue Code to which the Company contributes up to 3% of eligible employee compensation as defined and vests over a three-year period.

NOTE F - RELATED PARTY TRANSACTIONS

The Company has entered into various service agreements with affiliates. The affiliates provide certain administrative services to the Company, including the use of premises and fixed assets and payment to certain third-party vendors for which the Company provides reimbursement.

Included in securities owned, at fair value on the accompanying statement of financial condition are investments in the Mezzanine funds totaling approximately $174,000.

Included in due from affiliates is approximately $161,000 that the Company advanced to affiliates.

In November 2007, the Company issued a note for $200,000 to an affiliate bearing interest at 3.4% per annum. As of December 31, 2007, no interest has been accrued and the Company subsequently charged off $100,000. The remaining balance of $100,000 is shown as note receivable from affiliate on the statement of financial condition.

END